Exhibit 21.1

SUBSIDIARIES OF PHENIXFIN CORPORATION

Name	Jurisdiction
PhenixFIN Small Business Fund GP, LLC	Delaware
PhenixFIN Small Business Fund, LP	Delaware
PhenixFIN SLF Funding I LLC	Delaware
PhenixFIN Investment Holdings LLC	Delaware
PhenixFIN Investment Holdings AAR LLC	Delaware
PhenixFIN Investment Holdings AmveStar LLC	Delaware
PhenixFIN Investment Holdings Omnivere LLC	Delaware
PhenixFIN Investments, LLC	Delaware
FlexFIN, LLC	Delaware